SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  _____________________________________________________________________________________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

  _____________________________________________________________________________________________
MCG CAPITAL CORPORATION
(Name of Subject Company (Issuer))
MCG CAPITAL CORPORATION
(Names of filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
58047P107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

  _____________________________________________________________________________________________
Tod K. Reichert
General Counsel, Chief Compliance Officer and Corporate Secretary
MCG Capital Corporation
1001 19th Street North, 10th Floor
Arlington, VA 22209
(703) 247-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

  _____________________________________________________________________________________________
Copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Tel: (212) 403-1000
  _____________________________________________________________________________________________
CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
Not applicable*	Not applicable*

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    Third-party tender offer subject to Rule 14d-1.
☒    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 - 11
Not Applicable.
Item 12.        Exhibits.

Exhibit No.	Description

99.1
Press Release of MCG Capital Corporation issued on October 29, 2014 entitled "MCG Capital Announces Intent to Repurchase Up to $75 Million of Its Common Stock Through a Modified “Dutch Auction” Tender Offer" (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MCG Capital Corporation on October 29, 2014)